Exhibit 99.55

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

June 27, 2011.

3.	Press Release

The Press Release dated June 27, 2011 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. announced the appointment of Mr. Colin Sutherland, CA as the Chief Financial Officer.

5.	Full Description of Material Change

Vancouver, BC - Timmins Gold Corp. (TSX:TMM) is pleased to announce the appointment of Mr. Colin Sutherland, CA as Chief Financial Officer (CFO) effective immediately.

Mr. Sutherland is a Chartered Accountant and brings over 15 years experience in corporate finance, capital markets, and strategic initiatives. Mr. Sutherland has extensive experience in mergers and acquisitions and financing mineral exploration and development projects having been involved in mergers and acquisitions totaling approximately $1 billion and financings in excess of $500 million.

“We are delighted to have someone of Colin’s caliber join our team,” stated Bruce Bragagnolo, CEO of Timmins Gold Corp. “His track record in the mining industry and experience helping lead a company through a rapid period of growth and transition will serve him well as he joins the Company at this exciting juncture in our history. He is ideally suited to assist our management team and work with our Board of Directors to create value for our shareholders.”

The Company would like to thank Mr. Eugene Hodgson for his valuable service to the Company as Chief Financial Officer. Mr. Hodgson will remain as a Director of the Company.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer
(604) 638-8980

9.	Date of Report

July 5, 2011.